WESTERN SILVER CORPORATION

AMEX. WTZ
1550 - 1185 West Georgia St.
Vancouver, B.C.
Canada V6E 4E6

TSE. WTC
Tel: (604) 684-9497
Fax: (604) 688-4670
www.westernsilvercorp.com

NEWS RELEASE

Release 08-2003

May 15, 2003   Trading Symbol: **WTC:TSX**
                                                                      WTZ:AMEX

NEW HIGH-GRADE GOLD-SILVER ZONE DISCOVERED AT PEÑASQUITO; NORTHEAST AZUL ZONE FURTHER DEFINED; CHILE COLORADO EXPANDED

VANCOUVER, British Columbia, May 15, 2003: Western Silver Corporation ("Western") today announced results from thirteen core holes (5,462 meters total) completed during February-April 2003 at its 100% owned Peñasquito silver-gold-lead-zinc property in the Concepción del Oro district of Zacatecas State, Mexico.

The resource potential of the Peñasquito project has been significantly enhanced by the results of this drilling program, which include the newly discovered "La Palma" high-grade gold/silver zone and a further expansion of the previously identified zones in the Peñasquito district. Additional drilling of the La Palma zone may result in the delineation of another high-grade resource. (Maps with drill hole locations may be found on the Company's website at www.westernsilvercorp.com).

- **Newly Discovered Gold-Silver Zone:** A new zone of high-grade gold-silver mineralization (the La Palma Zone) was discovered in hole **WC-63** collared approximately one kilometer east of the Outcrop Breccia and 1.5 kilometers north of the Chile Colorado deposit. A six meter interval from 276-282 averages 20 g/t gold (0.58 oz/ton), 485 g/t silver (14.2 oz/ton), 4.53 % lead, 7.13 % zinc and 0.34 % copper.

- **Northeastern Zone of Azul Breccia Further Defined:** Hole **WC-65**, collared 50 meters east of hole PN-11 on the northeastern side of the Azul breccia, intersected 501 meters of mineralized Caracol sandstone and breccia starting at 180 meters averaging 0.29 g/t gold, 45 g/t silver, 0.72% lead and 1.68% zinc. **The Northeastern zone has the potential to develop into a Chile Colorado-size and style deposit.**

- **Potential Southeast Extension of Chile Colorado:** Hole **WC-58**, collared 50 meters east of the high-grade massive sulfide zone in WC-52, intersected a two meter zone from 208-210 meters averaging 0.85 g/t gold, 537 g/t silver, 5.14% lead and 4.16% zinc.

- **Northwest Extension of Chile Colorado:** Hole **WC-55**, collared 50 meters south of WC-54 on the northwestern edge of the Chile Colorado deposit, intersected 279 meters averaging 0.44 g/t gold, 31 g/t silver, 0.19% lead and 1.32% zinc. The mineralized system in this area is strongly zoned and additional drilling to the northwest on north-south fences will be required to define the extent and grades of mineralization.

- **Chile Colorado Mineralization Deepened:** Vertical core hole **PN-26**, in the south central portion of the Chile Colorado deposit, was deepened from 404 meters to 1,002 meters. Strong precious and base metal values were intersected to a depth of 566 meters, including a zone from 404 to 434 meters averaging 1.81g/t gold, 58 g/t silver, 0.32% lead and 2.83% zinc.

The La Palma Zone

Hole **WC-63** tested a coincident IP- gravity anomaly one kilometre east of the Outcrop breccia and 1.5 kilometers north of the Chile Colorado deposit. The entire 38 meter interval from 254 – 292 averages 3.71 g/t gold, 99 g/t silver, 1.16 % lead and 2.15 % zinc. Included within this zone is a six meter interval beginning at 276 meters averaging 20 g/t gold, 485 g/t silver, 4.53% lead, 7.13 % zinc and 0.34 % copper. **One two meter sample from 280 – 282 meters contains 41.8 g/t gold, 1,112 g/t silver, 9.11% lead and 11.91% zinc and 0.86% copper. This is the second highest value gold intercept drilled at the Peñasquito property and highlights the prospectiveness of the entire Outcrop breccia area.** The closest hole to WC-63 is PN-5, a vertical hole located 180 meters to the southeast that intersected 12 meters averaging 0.54 g/t gold, 25 g/t silver, 0.50% lead and 0.80% zinc beginning at 228 meters.

WC-63 is situated on a crescent shaped gravity high that extends at least 500 meters to the west toward the Outcrop breccia and 500 meters to the south. Only a few holes have been drilled in the one square kilometer area around WC-63 that is most prospective for bulk tonnage and high-grade mineralization. The discovery of high-grade mineralization at the La Palma zone in an area of sparse drilling well removed from areas of known mineralization, is extremely encouraging. The size and grade of this discovery must be determined by additional drilling.

Northeast Azul Breccia

Three holes were drilled in the Northeast target area where previous drilling has intersected thick intervals of both sandstone and breccia-hosted mineralization. The Northeast target, adjacent to the northeast contact of the Azul breccia, will require delineation drilling, with holes spaced at 50 to 100 meter intervals. The mineralized zone, based on current drilling, is at least 500 meters long and 100 to 300 meters wide. If the post-mineral fault offset can be resolved, the zone could be even larger.

- **WC-65** was collared 50 meters east of PN-11. The entire interval from 180 to hole bottom at 681.53 meters is strongly mineralized and averages 0.29 g/t gold, 45 g/t silver, 0.72% lead and 1.68% zinc. Included within this zone is a 316 meter interval beginning at 320 meters that averages 0.30 g/t gold, 59 g/t silver, 1.04% lead and 2.29% zinc.

- **WC-57** was collared 55 meters northeast of WC-38. Strong mineralization was intersected in a fault zone, with the seven meter interval from 128 – 135 averaging 1.71 g/t gold, 159 g/t silver, 1.96% lead and 4.81% zinc. Numerous clasts of mineralized rock in the fault gouge clearly demonstrate post-mineral movement. Only minor mineralization is present below the fault to hole bottom at 398 meters. The amount and direction of offset are unknown. Analysis of gravity data to assist in interpretation of fault offset is in progress.

- **WC-59** was collared approximately 320 meters east of WC-57 to test a gravity high on the eastern side of the Azul breccia. The hole was drilled to a depth of 370.6 meter through a series of unaltered and unmineralized siltstones and sandstones without explaining the source of the gravity anomaly.

Chile Colorado Zone and Extensions

- Two holes were drilled to test for possible extensions of massive sulfide mineralization discovered immediately southeast of Chile Colorado in WC-52 (4.85 meters averaging 5.76 g/t gold, 1,143 g/t silver, 20% lead and 2.53% zinc). Hole **WC-58** was collared 50 meters east of WC-52 and intersected three narrow zones of mineralization, (best interval 208-210 averaging 0.85 g/t gold, 537 g/t silver, 5.14% lead and 4.16% zinc). Hole **WC-53**, previously drilled 50 meters west of WC-52, was deepened from 310 meters to 459 meters. Several intervals of mineralization were intersected that may be peripheral leakage from the massive sulfide zone. Analysis of gravity data and further drilling will be required to trace the massive sulfide.

- One hole (**WC-64**) was drilled 300 meters east of WC-41 to test a gravity high thought to be a possible extension of Chile Colorado. Only a few narrow intervals of weak mineralization were intersected and the source of the gravity anomaly remains unexplained.

- Three holes tested the possible continuation of Chile Colorado to the northwest. Hole **WC-55**, collared 50 meters south of WC-54, intersected 279 meters of continuous mineralization averaging 0.44 g/t gold, 31 g/t silver, 0.19% lead and 1.32% zinc. Included within this zone is an eight meter interval beginning at 162 meters averaging 1.21 g/t gold, 187 g/t silver, 2.29 % lead and 4.59 % zinc.
Hole **WC-56**, collared 50 meters northwest of WC-54, intersected 201 meters of similar but lower grade mineralization averaging 0.18 g/t gold, 15 g/t silver, 0.03 % lead and 0.45 % zinc. Hole **WC-60**, collared 300 meters northwest of WC-56 to test a coincident gravity -CSAMT anomaly, intersected 214 meters of mineralization of very similar grade to WC-56. Because the system is strongly zoned, the entire area between holes WC-56 and WC- 60 will require drilling on north-south fences to define the extent and grade of this mineralization.

- **PN-26**, a vertical hole located in the south central part of the Chile Colorado deposit, was deepened from 404 to 1,002 meters to test the depth extent of mineralization in this part of the deposit and to determine the depth of the Cuesta del Cura limestone. The entire section of Caracol sandstone from 404 to 566 meters is mineralized, with values decreasing down hole. In particular, the 30 meter interval from 404 to 434 has strong gold values averaging 1.81 g/t gold, 58 g/t silver, 0.32% lead and 2.83% zinc. Neither the Indidura formation nor Cuesta del Cura (intersected at 969 meters) is mineralized. However, the presence of this favourable limestone at Chile Colorado suggests potential for high-grade mineralization along its contact with the Azul breccia.

Chile Colorado remains open to the southwest and northwest. Hole PN-26 demonstrates that the vertical extent of mineralization is a minimum of 400 meters. The continuation of mineralization to the east is possible, but the presence of post-mineral faulting makes projections difficult.

Other targets

Two holes**, WC-61** and **WC-62**, were drilled along the southern border of the Outcrop breccia. Both holes intersected strong alteration with disseminated and vein pyrite and narrow zones of mineralization. WC-62 intersected a two meter interval from 216-218 with 3.36 g/t gold, 871 g/t silver, 2.31 % lead and 2.65 % zinc. The high-grade structures in and around the Outcrop breccia will require additional drilling and analysis.

The Outcrop breccia could develop into a Chile Colorado size target with the potential for higher gold grades. Several holes drilled in the breccia, including PN-15 and PN-44, have thick intervals of continuous mineralization with narrow zones of high grade precious metal mineralization. Holes drilled along the breccia contact also contain narrow intervals of high-grade gold. Oxide mineralization begins at the surface with little to no overburden.

Western is a silver and base metal exploration company with advanced projects in Mexico and Canada. Western's Peñasquito project in Zacatecas, Mexico was the subject of a recent resource calculation with an indicated resource of 158.8 million ounces of silver, 1.36 million ounces of gold, 988.8 million pounds of lead and 2.3 billion pounds of zinc and an inferred resource of 54.6 million ounces of silver, 584 thousand ounces of gold, 310 million pounds of lead and 891 million pounds of zinc.

Dr.Thomas Patton is the qualified person responsible for the preparation of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dale Corman"

Dale Corman
Chairman and Chief Executive Officer

Hole	Interval			Au	Ag	Pb	Cu	Zn
	From-to (m)	(m)	(ft)	(g/t)	(g/t)	%	%	%
WC-55	92.00 - 102.00 *	10.00	32.8	0.22	25	0.01		0.33
	130.00 - 409.04	279.04	915.3	0.44	31	0.19		1.32
Includes	152.00 - 186.00	34.00	111.5	0.60	86	0.83		2.01
Includes	162.00 - 170.00	8.00	26.2	1.21	187	2.29		4.59
Includes	332.00 - 390.00	58.00	190.2	0.89	32	0.07		2.35
Includes	378.00 - 390.00	12.00	39.4	1.79	54	0.10		2.06
WC-56	194.00 - 395.33	201.33	660.4	0.18	15	0.03		0.45
Includes	258.00 - 334.00	76.00	249.3	0.22	20	0.02		0.82
WC-57	128.00 - 140.00	12.00	39.4	1.37	96	1.16		2.86
Includes	128.00 - 135.00	7.00	23.0	1.71	159	1.96		4.81
WC-58	208.00 - 210.00	2.00	6.6	0.85	537	5.14		4.16
	312.00 - 314.00	2.00	6.6	0.73	174	2.80		2.97
	358.00 - 360.00	2.00	6.6	0.41	72	1.39	0.16	5.28
WC-60	250.00 - 464.00	214.00	701.9	0.20	13	0.07		0.47
Includes	254.00 - 264.00	10.00	32.8	0.44	55	0.14		0.31
WC-61	164.00 - 170.00	6.0	19.7	0.12	59	0.32	0.65	1.01
	216.00 - 220.00	4.0	13.1	0.10	35	0.14	0.16	0.40
WC-62	216.00 - 218.00	2.00	6.6	3.36	871	2.31		2.65
	270.00 - 272.00	2.00	6.6	0.73	161	1.49		1.08
	390.60 - 392.30	1.70	5.6	0.32	319	6.20		6.36
WC-63	32.00 - 34.00 *	2.00	6.6	1.70	5	0.11		0.25
	232.00 - 242.00	10.00	32.8	0.76	106	1.23		2.13
	254.00 - 292.00	38.00	124.6	3.71	99	1.16		2.15
Includes	276.00 - 282.00	6.00	19.7	20.00	485	4.53	0.34	7.13
Includes	280 .00 - 282.00	2.00	6.6	41.8	1112	9.11	0.86	11.91
WC-64	228.00 - 230.00	2.00	6.6	0.19	39	0.92		0.53
WC-65	180.00 - 681.53	501.53	1645.0	0.29	45	0.72		1.68
Includes	180.00 - 320.00	140.00	459.2	0.26	23	0.19		0.18
Includes	320.00 - 636.00	316.00	1036.5	0.30	59	1.04		2.29
Includes	636.00 - 681.53	45.53	149.3	0.24	12	0.17		2.07
WC-53 [1]	162.00 - 178.00	16	52.5	0.11	35	0.46		0.40
	184.00 - 198.00	14	45.9	0.11	76	1.00		0.98
	236.00 - 248.00	12	39.4	0.32	70	1.01		1.05
WC-53 ext.	330.00 - 334.00	4.00	13.1	0.14	57	0.62		0.56
	384.00 - 410.00	26.00	85.3	0.18	34	0.42		0.60
Includes	388.00 - 392.00	4.00	13.1	0.73	98	1.26		0.99
PN-26 [1]	142.00 – 200.00	58	190.2	0.29	88	0.90		1.20
	200.00 – 404.16	204.16	669.6	0.28	80	0.99		1.48
PN-26 ext.	404.16 – 566.00	161.84	530.8	0.48	22	0.41		1.28
Includes	404.16 – 482.00	77.84	255.3	0.87	34	0.45		1.92
Includes	404.16 – 434.00	29.84	97.9	1.81	58	0.32		2.83
Includes	462.00 – 466.00	4.00	13.1	7.30	72	0.33		6.07

oxide mineralization

1 Prior drilling

Note: Hole WC-59 does not contain significant mineralization

All core samples were prepped and analyzed by Acme Analytical Labs. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion.